

Mail Room 3233

August 18, 2017

<u>Via E-mail</u>
Lawrence Mendelsohn
Chairman and Chief Executive Officer
Great Ajax Corp.
9400 S W Beaverton-Hillsdale Hwy, Suite 131
Beaverton, OR 97005

> **Re:** **Great Ajax Corp.**
> **Registration Statement on Form S-3**
> **Filed August 11, 2018**
> **File No. 333-219923**

Dear Mr. Mendelsohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real Estate and Commodities

Cc: Anna T. Pinedo, Esq.
Brian D. Hirshberg, Esq.
Morrison & Foerster LLP